UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Advance Nanotech, Inc.
(Name of Issuer)

Common Stock - $0.001 par value
(Title of Class of Securities)

007486103
(CUSIP Number)

Andrew H. Koehl 127 Cambridge Science Park, Milton Road Cambridge CB4 0GD, UK +44 1223 428200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007486103	Page	2	of	4

1	NAMES OF REPORTING PERSONS Andrew H. Koehl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		4,381,614

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

5,851,286

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,851,286

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 007486103	Page 3 of 4

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Advance Nanotech, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 Rella Boulevard, Suite 160, Montebello, NY 10901.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	The name of the reporting person is Andrew H. Koehl.

(b)	The reporting person’s business address is 127 Cambridge Science Park, Milton Road, Cambridge CB4 0GD, UK.

(c)
The reporting person’s present principal occupation or employment is President, Products for Owlstone Limited, a wholly owned subsidiary of Owlstone Nanotech, Inc., a Delaware corporation (“Owlstone”), and a subsidiary of the Issuer.

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)
The reporting person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The reporting person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Exchange Agreement dated as of December 19, 2007, as amended (“Exchange Agreement”), by and among certain stockholders of Owlstone including the reporting person and the Issuer, (i) 4,381,614 shares of the Common Stock were issued to the reporting person in exchange for 1,315,800 shares of the common stock of Owlstone theretofore held by the reporting person and (ii) an option to purchase 1,469,672 shares of the Common Stock for $.25 per shares was granted to the reporting person to replace options to purchase in the aggregate 442,888 shares of the common stock of Owlstone theretofore held by the reporting person.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the acquisition of the Common Stock was to exchange the reporting person’s equity interests in Owlstone for equity interests in the Issuer.

(a)
Pursuant to the Exchange Agreement, the reporting person has the right to receive a grant of restricted stock from the Issuer with respect to 1,700,000 additional shares of the Common Stock. The vesting schedule and other terms and conditions of the grant are subject to approval by the Issuer's board of directors.

(b)-(j)	The reporting person does not have any plans or proposals which relate to or would result in any of the transactions or other matters referred to in clauses (b) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
The reporting person beneficially owns 5,851,286 shares of the Common Stock, representing 11.0% of the number of shares outstanding, and such aggregate number includes 1,469,672 shares that the reporting person has the right to acquire upon exercise of a stock option.

(b)	Of the 5,851,286 shares of the Common Stock beneficially owned by the reporting person, the reporting person has sole power to vote 4,381,614 shares and sole power to dispose of 5,851,286 shares.

(c)	The reporting person has not effected a transaction in the Common Stock during the past sixty days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock beneficially owned by the reporting person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following are filed as exhibits:

1
Exchange Agreement, dated December 19, 2007, by and among Bret Bader, Mark Brennan, Paul Boyle, Andrew Koehl, David Ruiz-Alonso and the Issuer (incorporated by reference to Exhibit 2.2 to Form 10-K filed by the Issuer on March 31, 2008).

2
Exchange Agreement Amendment No. 1, dated May 28, 2008, by and among Bret Bader, Mark Brennan, Paul Boyle, Andrew Koehl, David Ruiz-Alonso and the Issuer (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on May 28, 2008)

3
Exchange Agreement Amendment No. 2, dated September 4, 2008, by and among Bret Bader, Mark Brennan, Paul Boyle, Andrew Koehl, David Ruiz-Alonso and the Issuer (incorporated by reference to Exhibit 10.4 to Form 8-K filed by the Issuer on September 10, 2008)

CUSIP No. 007486103	Page 4 of 4
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2008

/s/ Andrew H. Koehl
Name: Andrew H. Koehl